SEC File No. 82-34725




06018952

AGRICORE UNITED ANNOUNCES REDEMPTION OF CONVERTIBLE DEBENTURES

November 30, 2006 (Winnipeg, Manitoba) – Agricore United announced today its intention to fully redeem its outstanding 9% convertible unsecured subordinated debentures due November 30, 2007 (the "Debentures") on January 10, 2007 (the "Redemption Date"). The outstanding principal amount under the Debentures is $105 million. Pursuant to the trust indenture governing the Debentures, the Company will settle the principal amount of the Debentures by issuing and delivering Limited Voting Common Shares (the "Shares") and will settle any accrued and unpaid interest on the Debentures in cash.

The Company had previously announced in its second quarter report issued June 8, 2006 that it expected to exercise its option to redeem the Debentures in exchange for Shares. The redemption will improve the Company's leverage ratio and lower its interest costs for the 2007 fiscal year. Assuming no voluntary conversions prior to January 10, 2007, the Company will save $8.4 million in interest expense compared to what it would have paid through to the maturity of the Debentures on November 30, 2007.

The number of Shares to be issued pursuant to the redemption will be determined by dividing the principal amount of the outstanding Debentures on the Redemption Date by 95 percent of the volume weighted average trading price of the Shares on the Toronto Stock Exchange for 20 consecutive trading days ending on January 3, 2007. The Company will pay the cash equivalent value in lieu of issuing fractional Shares.

Holders of Debentures are reminded that they have the right to convert their Debentures at any time prior to 5:00pm (Toronto time) on January 9, 2007 at a conversion rate of 133.3333 Shares for each $1,000 principal amount of Debentures so converted.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

-30-

For more information, contact:

Agricore United
Shareholder Services Administration
1-800-661-4844



AGRICORE UNITED INCREASES 2006 NET EARNINGS BY 64 PERCENT TO $21 MILLION

November 30, 2006 (Winnipeg, Manitoba) – Agricore United (TSX: AU) today announced record net earnings for the twelve months ended October 31, 2006 of $21 million ($0.43 basic and diluted earnings per share), compared with $13 million ($0.25 basic and diluted earnings per share) a year earlier. The increase in earnings of $8 million or 64 percent compared to the prior year was driven primarily by a 12 percent improvement in grain handling shipments, together with improved performance in the livestock segment.

The company increased earnings before interest, taxes, depreciation and amortization (EBITDA), by $12 million to $141 million for the twelve month period. The higher EBITDA contributed to a $9 million improvement in cash flow provided by operations of $84 million and resulted in free cash flow of $55 million in 2006.

"In 2006, Agricore United continued its momentum of the past four years and recorded its highest EBITDA, cash flow and earnings since the merger of United Grain Growers Limited and Agricore Cooperative Ltd. in 2001", says Brian Hayward, Chief Executive Officer. "We have demonstrated the capacity to generate significant cash flow and bottom line results and I'm particularly encouraged by our performance as we move into a process of evaluating and responding to the hostile takeover offer we recently received from Saskatchewan Wheat Pool. While our Board will formally respond to the offer shortly, my view is that their offer significantly undervalues Agricore United and its prospects."

"A special committee has been formed to review the hostile takeover offer by Saskatchewan Wheat Pool. We are continuing to evaluate the predominantly all-stock offer and to look at the alternatives to the offer, including the option of remaining as a stand-alone company," says Jon Grant, Chair of the Special Committee of the Board of Directors of Agricore United.

"Agricore United is a company that our customers and investors have grown to trust. Thanks to the efforts of our employees, we have delivered on our commitments to improve services to customers, improve results and reduce debt for our shareholders," says Hayward. "We are optimistic we can sustain this momentum and keep reinvesting for continued growth and enhanced value."

Performance Highlights

Industry shipments of the six major grains for the twelve months ended October 31, 2006 were 33 million tonnes, an increase of four million tonnes or 15 percent compared to last year. The company's total grain shipments increased by 12 percent, or over one million tonnes in 2006 compared to the prior year. The ratio of the company to industry grain shipments declined one percent from the prior year as a result of a change in the proportionate contribution of volume originating from the three prairie provinces. The company has significantly greater market share in Manitoba, where grain production declined in 2005, than in Saskatchewan where production was dramatically higher last year. Nonetheless, the company increased its market share in Saskatchewan in 2006 and increased shipments from Alberta which offset the decline in Manitoba and lessened the impact on the company's overall market share.

The level of inventory turnover in Agricore United's grain handling network is a key factor in the company's profitability. The company's network of facilities was built to move grains and oilseeds efficiently from farm-gate to end-user, realize the related railway incentives available for loading multi-car unit trains, and minimize the length of time product is held in storage. Agricore United's inventory turn factor, a measure of efficient use of storage capacity, increased to 8.7 times compared to 7.9 times for the prior fiscal year. This represents a turn factor 36 percent higher than the industry average of 6.4 times in 2006. The company maximizes rail incentives it can earn from the railways by shipping about 80 percent of its total shipments in 50 or 100 rail car loads, compared to an industry average of about 74 percent. The remaining shipments would not otherwise be eligible for rail incentives as these shipments relate primarily to inter-provincial movements of barley and feed wheat for domestic markets where customer facilities are not equipped to

handle multi-car blocks and to movements of specialty crop commodities such as canary seed and peas which are not shipped in 50 or 100 car loads.

Grain handling margins of $22.34 per tonne for the twelve months ended October 31, 2006 improved by $1.08 per tonne (or five percent) compared to the prior year. The increased margins in 2006 reflect a 24 percent increase in the proportion of 2006 shipments handled through the company's port terminals and improved port terminal margins per tonne (from increased storage, cleaning and blending revenue) as well as ancillary revenues such as drying and wharfage. The incremental margin also includes $0.46 per tonne that reflects higher 2006 earnings from the company's interest in Prince Rupert Grain Terminal, together with a recovery related to an adjustment to the company's proportionate interest.

Gross profit and net revenue from the grain handling segment improved by $37 million (or 18 percent) compared to the prior year. Since operating, general and administrative (OG&A) expenses in this segment are substantially fixed, these expenses increased by only $6 million (or four percent) in 2006. As a result, segment EBITDA increased by $31 million, an improvement of more than 45 percent from the prior year.

A reduction in crop nutrition sales of $28 million in 2006 was the main reason for the $44 million decline in crop input sales in 2006. The reduction in crop nutrition sales is attributed to higher fertilizer prices in the spring which limited producer fertilizer applications as well as to the absence of fertilizer sales in the first quarter of 2006 as most sales were completed prior to November 1, 2005. Crop protection sales also declined by $17 million largely due to reduced sale prices on products coming off patent protection and regional weather conditions which impacted weed emergence in June, a key sales month.

Gross profit and net revenue from the crop production services segment decreased by $28 million for the twelve months ending October 31, 2006, largely a result of reduced sales activity, industry wide pressures on fertilizer margins due to volatile natural gas prices in the year, and reduced fertilizer margins from the company's proportionate share in Western Cooperative Fertilizers Limited ("Westco"). However, higher margins realized on crop protection sales mitigated the lower sales in that product line. Reduced gross profit in 2006 was offset by improved cost containment which resulted in a $5 million reduction in OG&A expenses, with segment EBITDA declining by $23 million from the prior year.

The livestock services segment continued its upward trend. Feed sales of 1.1 million tonnes for the twelve months ending October 31, 2006 increased by 138,000 tonnes (or 14 percent) over 2005, despite a 30,000 tonne decline in feed volumes attributed to the divestiture of the feed mill in Armstrong, B.C. in 2006. The higher volumes contributed to higher gross profit and net revenue from services for fiscal 2006 of $59 million, an improvement of nine percent. Results for the livestock services segment include the results of the company's investment in Hi-Pro Feeds since its acquisition on August 14, 2006. Hi-Pro Feeds, a feed manufacturing operation headquartered in Friona, Texas, contributed 134,000 tonnes and $5 million in gross profit to the livestock segment in the fourth quarter of 2006.

OG&A expenses in the livestock division increased by $3 million for the twelve months ended October 31, 2006, largely due to the acquisition of Hi-Pro Feeds in the fourth quarter. EBITDA for the livestock division improved by 11 percent, or $2 million in 2006.

For the twelve months ending October 31, 2006, financial markets EBITDA improved by $1.3 million or 25 percent compared to the prior year. Results for this segment include a contribution of $302,000 related to the company's new *PRISM*™ pilot program, which uses sophisticated technology to combine and manage a bundled product offering with a risk management component that mitigates customers' potential yield losses. The development of *PRISM*™ is another example of Agricore United's focus on providing solutions to its customers, much like the solution it advanced several years ago when it first developed AU Financial and Unifeed Financial to provide direct financing to producers to meet their growing working capital needs.

"Agricore United is on the cutting edge of information technology in the agriculture industry," says Hayward. "We have technology platforms that represent significant assets of the company." Hayward says the company's customized systems provide the company with a strategic competitive advantage which is reflected in its operating profitability, providing superior real time connections between farmer customers, frontline operations, transportation and logistics services, corporate office and end-use customers. The innovative capabilities of the company's information technology group have been recognized on a number of

occasions, including the recent honours received as a finalist in the Canadian Information Productivity Awards for innovation in its development of a disaster recovery site in 2006.

Consolidated OG&A expenses continued to track below inflation, increasing by less than $2 million or half a percentage point for the twelve months ended October 31, 2006. Payroll increases amounted to $5 million, largely a result of increased grain handling activity and higher wage costs, while other OG&A expenses declined by $3 million.

A gain on disposal of assets of $2 million was reported for the twelve months ended October 31, 2006. This includes a release of almost $2 million in provisions originally established on the write-down of redundant assets. Apart from this component, the gain on disposal also includes the gain on the disposal of a U.S. partnership interest held by the company's subsidiary, Demeter (1993) Inc., the company's proportionate share of a gain on the sale of land in Westco, and losses realized on the disposition of assets in the normal course of business.

Net earnings for the twelve months ended October 31, 2006 include a $2 million loss on the settlement of an interest rate swap associated with the refinancing of the company's long term debt in September, 2006. As discussed in note 7 in the unaudited Consolidated Financial Statements below, the new long term debt arrangements provide for a US$138 million senior secured term loan (the "Term B Loan"), maturing September 6, 2013, with a floating interest rate of US LIBOR plus 1.75 percent, repayable in quarterly instalments of US$345,000 to maturity or in full at any time before maturity without premium. An interest rate swap of US$50 million at a fixed rate of 7.17 percent with a Schedule I Bank was used to hedge a portion of the floating interest rate on the Term B Loan. In addition, a cross currency interest rate swap with a Schedule I Bank of $97 million was used to hedge the currency risk of a portion of the Term B Loan advanced to the Canadian operations, and the floating LIBOR interest rate was swapped to a floating rate based on Canadian Banker's Acceptances plus 2.085 percent.

Since the merger date on November 1, 2001, Agricore United has significantly reduced its debt and improved its leverage ratio from about 61 percent to 42 percent at October 31, 2006, nearing its target levels. The company's net funded debt at October 31, 2006 was $443 million, a reduction of $43 million from last year. The company's average net debt to EBITDA of 3.5 times at October 31, 2006 is substantially unchanged from the ratio of 3.4 times at October 31, 2005, despite the increased debt associated with the acquisition of Hi-Pro Feeds. The company's ratio of EBITDA to fixed charges has improved from 0.9 times last year to about 1.2 times at October 31, 2006. With the continuation of the company's integrated insurance program, including its grain volume insurance coverage for a further three year term, effective November 1, 2006, the company has significantly reduced the financial and cash flow risk associated with the underlying grain volume volatility due to weather, even at its current leverage levels.

"In 2001, Agricore United promised to pay down debt and we have done so, through effective execution of our operational plans and attention to shareholder value", says Hayward. "We believe that the renegotiation of some of our long-term debt financing arrangements in September 2006 gives the company additional flexibility, as reduced interest and principal commitments will further contribute to free cash flow to reinvest for growth."

Outlook

Favourable harvest conditions in the fall have contributed to above average quality of the cereal crop for 2006, with over 90 percent of the crop falling into the top grades and higher protein content compared to the past two years. Statistics Canada has estimated western Canadian 2006 crop year production of the major grains to be about 49 million tonnes, near the 10 year average (excluding the unprecedented 2002 drought). Yields for the oilseed crop are below last year, but supply is expected to be offset by high levels of carry-in stocks that exist at the end of the 2006 crop year. Notably, production in Manitoba is anticipated to rebound significantly in 2006, up about 67 percent from 2005, when excessive moisture devastated crops. Production in Alberta is expected to fall by about 15 percent, while Saskatchewan production is estimated to fall by about 18 percent, given flooding in certain regions of the province this year. As the company's market share is more concentrated in Manitoba and Alberta, the net increase in production in those provinces is expected to have a favourable impact on the company's overall percentage of industry shipments in 2007.

Precipitation levels were above average throughout most of the prairies in 2006 and with good sub-soil moisture conditions in the early spring, on-farm surface water supplies at November 1, 2006 indicate that no water shortages are anticipated across western Canada, apart from the southernmost area of Saskatchewan along the U.S. border. Natural gas prices (the predominant component in the manufacture of fertilizer) have stabilized at lower levels than earlier this year which should mitigate the risk of potential inventory depreciation on fertilizer in the spring.

The acquisition of Hi-Pro Feeds and the resulting expansion of the livestock services division will increase the capacity of the company's feed manufacturing operations by about 600,000 tonnes. While not necessarily indicative of future performance, on a pro-forma basis for the twelve months ended October 31, 2006, the EBITDA reported by Hi-Pro Feeds would have increased the livestock segment's EBITDA by about $10 million.

"The initiatives we delivered this year have already made a healthy contribution to our bottom line," says Hayward. "We will continue to explore growth opportunities pursuant to the strategic intents we announced earlier this year."

Use of Non-GAAP Terms

Earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings before interest, taxes, gains or losses on asset disposals, discontinued operations net of tax and unusual items (EBIT) are provided to assist investors in determining the ability of the company to generate cash flow from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. A reconciliation of such measures to net income is provided in the Consolidated Statements of Earnings and in Note 4 to the unaudited Consolidated Financial Statements below. The items excluded in the determination of such measures include items that are non-cash in nature, income taxes, financing charges or items not considered to be in the ordinary course of business. EBITDA and EBIT provide important management information concerning business segment performance since the company does not allocate financing charges or income taxes to these individual segments. Such measures should not be considered in isolation to or as a substitute for (i) net income or loss, as an indicator of the company's operating performance, or (ii) cash flows from operating, investing and financing activities as a measure of the company's liquidity.

Free cash flow is provided to assist investors and is used by management in determining the cash flow available to meet ongoing financial obligations, including principal repayments on debt and discretionary dividend payments and refers to cash flow provided by operations less sustaining investing activities. Free cash flow for the twelve months ended October 31, 2006 is calculated as follows: (i) cash flow provided by operations ($84.3 million); less (ii) property, plant and equipment expenditures ($21.1 million); plus (iii) proceeds from disposal of property plant and equipment ($4.9 million); less (iv) increase in other assets ($12.7 million). Such a measure should not be considered in isolation of or as a substitute for cash flow provided by operations as a measure of the company's liquidity.

Net funded debt is provided to assist investors and is used by management in assessing the company's liquidity position and is used to monitor how much debt the company has (excluding the 9 percent convertible unsecured subordinated debentures) after taking into account liquid assets such as cash and cash equivalents. As at October 31, 2006 and 2005, the company's net funded debt of $443.3 million and $486.8 million, respectively, is calculated as follows: (i) long-term debt (2006 – $334.3 million; 2005 - $283.3 million); plus (ii) the current portion of long-term debt (2006 – $21.9 million; 2005 - $39.3 million); plus (iii) bank and other loans (2006 - $133.6 million; 2005 – $200.8 million); less (iv) cash and cash equivalents (2006 - $46.5 million; 2005 - $36.6 million). Such a measure should not be considered in isolation of or as a substitute for current liabilities, short-term debt, or long-term debt as a measure of the company's indebtedness.

Average net debt to EBITDA is provided to assist investors and is used by management in order to assess the company's liquidity position and monitor the company's debt obligations relative to its annualized EBITDA. Average net debt to EBITDA at October 31, 2006 and 2005 of 3.5 times and 3.4 times, respectively, is calculated by dividing the average net debt as at such date by the EBITDA for the trailing twelve month period ending on such date. EBITDA for each of the fiscal periods ended October 31, 2006

and 2005 is $140.6 million and $128.7 million, respectively. Average net debt as at such dates is calculated by taking the sum of the net funded debt (calculated as noted above) as at the end of each month during the 12 months ended on such date and dividing it by 12. The average net debt computed for the period ended October 31, 2006 was $498.2 million (2005 - $442.0 million).

EBITDA to fixed charges is provided to assist investors and is used by management in order to determine the ability of the company to service its committed sustaining capital needs and financial obligations from EBITDA. EBITDA to fixed charges at October 31, 2006 and 2005 of 1.2 times and 0.9 times, respectively, is calculated by dividing EBITDA for the twelve month period ended on such date by the fixed charges as at such date. EBITDA for each of the periods ended October 31, 2006 and 2005 is $140.6 million and $128.7 million, respectively. Fixed charges as at such dates is calculated as follows: (i) property, plant and equipment expenditures (2006 - $21.1 million; 2005 - $36.4 million); plus (ii) scheduled long-term debt repayments (2006 - $39.7 million; 2005 - $39.3 million); plus (iii) interest and securitization expenses (2006 - $52.8 million; 2005 - $49.9 million); plus (iv) dividends (2006 - $6.5 million; 2005 - $6.5 million); and (v) cash taxes (2006 - $207,000; 2005 - $4.7 million).

Such measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Forward-Looking Information

Certain statements in this release contain statements that comprise forward-looking information. Such statements include, but are not limited to, statements that address events or activities that the company expects or anticipates will or may occur in the future, including statements in respect of the growth of the business and operations, competitive strengths, strategic initiatives, and plans and references to future operations and results. Such statements relate to, among other things, objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates and can be generally identified by the use of statements that include words such as "anticipate", "believe", "intends", "intention", "expects" or similar words or phrases. All of the statements in this release that contain forward-looking information are qualified by these cautionary statements. Although the company believes that the expectations reflected in such statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such information. Certain material factors or assumptions were applied in making the statements that constitute forward-looking information, including assumptions regarding certain economic conditions, including interest rates and inflation levels, the political and competitive environment in Canada and abroad, weather conditions, natural gas prices, the level and nature of ongoing railway incentives, the continued support of the company's insurance providers and the general financial condition of the company's producer and end-use customers. Actual results, events or activities may differ materially from those expressed or implied in such forward-looking information. Important factors that could cause actual results, events or activities to differ materially from these expectations include, among other things, deviations from our assumptions listed above and the occurrence of other risks and uncertainties that the company is subject to. Additional information about these factors and about the material factors or assumptions underlying such forward-looking information may be found in the company's 2005 Annual Information Form, including the risks set out under the heading "Risk Factors". The company undertakes no obligation to update or revise any forward-looking information except as may be required under applicable securities laws.

About Agricore United

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

For more information, contact:

Lori Robidoux,
Vice President,
Corporate Finance and Investor Relations
(204) 944-5656
lrobidoux@agricoreunited.com



Consolidated Balance Sheets

As at October 31 (in thousands) *(Unaudited)*	**2006**	2005
ASSETS		
Current Assets		
Cash and cash equivalents	$ 46,493	$ 36,590
Accounts receivable (Note 5)	188,760	232,128
Inventories	407,457	382,009
Prepaid expenses	10,884	17,106
Future income taxes	23,333	19,417
	676,927	687,250
Property, Plant and Equipment	658,674	657,074
Other Assets	68,823	76,789
Goodwill	32,812	21,189
Intangible Assets	19,316	16,590
Future Income Taxes	4,554	18,307
	$ 1,461,106	$ 1,477,199
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank and other loans (Note 6)	$ 133,605	$ 200,815
Accounts payable and accrued expenses	320,689	313,233
Dividends payable	2,467	2,464
Current portion of long-term debt	21,932	39,303
Future income taxes	8	272
	478,701	556,087
Long-term Debt (Note 7)	334,301	283,310
Convertible Debentures (Note 12)	105,000	105,000
Other Long-term Liabilities	33,639	35,434
Future Income Taxes	4,862	7,285
Shareholders' Equity		
Share capital (Note 8)	460,807	460,323
Contributed surplus	2,037	1,593
Currency translation account (Note 11)	(421)	-
Retained earnings	42,180	28,167
	504,603	490,083
	$ 1,461,106	$ 1,477,199


Agricore United

Consolidated Statements of Earnings

For the periods ended October 31 (in thousands, except per share amounts) *(Unaudited)*	*Fourth Quarter* **2006**	2005	*Twelve Months* **2006**	2005
Sales and revenue from services (Note 4)	**$ 706,802**	$ 565,894	**$ 2,998,469**	$ 2,775,279
Gross profit and net revenue from services (Note 4)	**98,124**	85,959	**474,159**	460,581
Operating, general and administrative expenses (Note 4)	**(82,302)**	(81,755)	**(333,523)**	(331,844)
Earnings before the undernoted (Note 4)	**15,822**	4,204	**140,636**	128,737
Depreciation and amortization (Note 4)	**(15,971)**	(15,033)	**(58,695)**	(60,717)
	(149)	(10,829)	**81,941**	68,020
Gain on disposal of assets	**1,678**	1,052	**2,411**	1,653
Loss on settlement of swap	**(2,170)**	-	**(2,170)**	-
Interest and securitization expenses	**(12,983)**	(11,830)	**(52,813)**	(49,877)
	(13,624)	(21,607)	**29,369**	19,796
Recovery of (provision for) income taxes				
Current portion	**1,229**	(174)	**(207)**	(4,703)
Future portion	**5,561**	8,786	**(8,597)**	(2,579)
Net earnings (loss) for the period	**$ (6,834)**	$ (12,995)	**$ 20,565**	$ 12,514
Basic and diluted earnings (loss) per share (Note 1)	**$ (0.16)**	$ (0.29)	**$ 0.43**	$ 0.25

Consolidated Statements of Shareholders' Equity

(Unaudited)	Share Capital	Contributed Surplus	Currency Translation Account	Retained Earnings	Total Shareholders' Equity
Balance as at October 31, 2004	$ 459,957	$ 1,044	$ -	$ 21,941	$ 482,942
Issuance of common stock	366				366
Stock-based compensation		549			549
Dividends				(6,288)	(6,288)
Net earnings for the period				12,514	12,514
Balance as at October 31, 2005	460,323	1,593	-	28,167	490,083
Issuance of common stock	**484**				**484**
Foreign exchange losses			**(421)**		**(421)**
Stock options		**444**			**444**
Dividends				**(6,552)**	**(6,552)**
Net earnings for the period				**20,565**	**20,565**
Balance as at October 31, 2006	**$ 460,807**	**$ 2,037**	**$ (421)**	**$ 42,180**	**$ 504,603**



Consolidated Statements of Cash Flows

For the periods ended October 31 (in thousands) *(Unaudited)*	Fourth Quarter 2006	Fourth Quarter 2005	Twelve Months 2006	Twelve Months 2005
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net earnings (loss) for the period	**$ (6,834)**	$ (12,995)	**$ 20,565**	$ 12,514
Adjustments for:				
Depreciation and amortization	**15,971**	15,033	**58,695**	60,717
Employee future benefits	**(249)**	(750)	**(679)**	1,845
Investment tax credits	**-**	-	**(2,075)**	-
Future income taxes (recovery)	**(5,560)**	(8,786)	**8,598**	2,579
Equity loss (earnings) from investments, net of distributions	**(722)**	(867)	**595**	(2,166)
Stock-based compensation	**146**	-	**444**	549
Gain on disposal of assets	**(1,678)**	(1,052)	**(2,411)**	(1,653)
Other long-term liabilities	**124**	164	**615**	917
Cash flow provided by (used in) operations	**1,198**	(9,253)	**84,347**	75,302
Changes in non-cash working capital	**23,088**	(100,395)	**61,085**	(70,007)
	24,286	(109,648)	**145,432**	5,295
CASH FLOWS FROM INVESTING ACTIVITIES:				
Business acquisitions, net of cash acquired (Note 10)	**(52,987)**	-	**(56,977)**	-
Property, plant and equipment expenditures	**(2,795)**	(6,826)	**(21,094)**	(36,428)
Proceeds from disposal of property, plant and equipment	**722**	1,621	**4,919**	5,507
Increase in other assets	**(2,025)**	(1,903)	**(12,726)**	(7,800)
	(57,085)	(7,108)	**(85,878)**	(38,721)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase (decrease) in bank and other loans	**(30,720)**	83,731	**(67,223)**	68,694
Proceeds from long-term debt	**155,414**	33	**155,435**	708
Long-term debt repayments	**(93,341)**	(9,956)	**(122,693)**	(39,349)
Deferred financing expenditures	**(5,340)**	(29)	**(6,091)**	(2,042)
Decrease in other long-term liabilities	**(1,654)**	(848)	**(3,003)**	(2,029)
Share capital issued	**128**	83	**484**	366
Dividends	**(1,362)**	(1,363)	**(6,549)**	(6,546)
	23,125	71,651	**(49,640)**	19,802
CHANGE IN CASH AND CASH EQUIVALENTS	**(9,674)**	(45,105)	**9,914**	(13,624)
Cash and cash equivalents at beginning of period	**56,178**	81,695	**36,590**	50,214
Cash impact on currency translation account	**(11)**	-	**(11)**	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 46,493**	$ 36,590	**$ 46,493**	$ 36,590
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash payments of interest	**$ (11,192)**	$ (11,110)	**$ (51,312)**	$ (50,172)
Cash recovery (payments) of taxes	**$ (804)**	$ 167	**$ (5,681)**	$ (3,730)


Agricore
United

Notes to the Consolidated Financial Statements

(Unaudited)

1. Earnings Per Share

For the twelve months ended October 31		2006			2005	
(in thousands, except per share amounts - unaudited)	Amount	Shares	Per Share	Amount	Shares	Per Share
Net earnings for the period	$ 20,565			$ 12,514		
Less:						
Preferred share dividend	(1,104)			(1,104)		
Basic & diluted earnings per share	$ 19,461	45,399	$ 0.43	$ 11,410	45,343	$ 0.25

For the fourth quarter ended October 31		2006			2005	
(in thousands, except per share amounts - unaudited)	Amount	Shares	Per Share	Amount	Shares	Per Share
Loss for the period	$ (6,834)			$ (12,995)		
Less:						
Preferred share dividend	(276)			(276)		
Basic & diluted loss per share	$ (7,110)	45,423	$ (0.16)	$ (13,271)	45,360	$ (0.29)

Basic earnings per share is derived by deducting the pro rata share of annual dividends on preferred shares from earnings for the period and dividing this total by the weighted average number of Limited Voting Common Shares outstanding for the period. The effect of potentially dilutive securities (preferred shares, "in-the-money" stock options and convertible unsecured subordinated debentures) were excluded as the result would be anti-dilutive. Executive stock options with exercise prices in excess of the average trading value of the shares in the respective periods have been excluded from the calculation of diluted earnings per share.

2. Accounting Principles

These interim unaudited consolidated financial statements are based on Canadian generally accepted accounting principles and, except as described in Note 11, are consistent with those used and described in the October 31, 2005 annual consolidated financial statements. All amounts are reported in Canadian dollars unless specifically stated to the contrary. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended October 31, 2005.

3. Seasonal Nature of Business

The Company's earnings follow the seasonal activity pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Sales of Crop Production Services products (seed, crop nutrients and crop protection products) peak during May through July, corresponding with the start of the growing season, followed by increased levels of crop nutrient sales in the late fall. Although relatively steady throughout the year, Livestock Services feed sales tend to peak during the winter months as feed consumption increases. Financial Markets agency fees follow the related pattern of sales of the underlying activity of either Crop Production Services or Livestock Services. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.



4. Segment Information

For the periods ended October 31 (in thousands) *(Unaudited)*	*Fourth Quarter* 2006	*Fourth Quarter* 2005	*Twelve Months* 2006	*Twelve Months* 2005
SALES AND REVENUE FROM SERVICES				
Grain Handling	**$ 542,238**	$ 433,454	**$ 1,932,253**	$ 1,679,397
Crop Production Services	**69,840**	67,605	**788,591**	835,758
Livestock Services	**99,138**	69,583	**304,095**	280,043
Financial Markets	**4,165**	4,172	**9,977**	10,443
	715,381	574,814	**3,034,916**	2,805,641
Less: Intersegment Sales*	**(8,579)**	(8,920)	**(36,447)**	(30,362)
	$ 706,802	$ 565,894	**$ 2,998,469**	$ 2,775,279
GROSS PROFIT AND NET REVENUE FROM SERVICES				
Grain Handling	**$ 61,017**	$ 52,773	**$ 248,409**	$ 211,446
Crop Production Services	**15,806**	16,135	**157,234**	184,999
Livestock Services	**17,136**	12,879	**58,539**	53,693
Financial Markets	**4,165**	4,172	**9,977**	10,443
	$ 98,124	$ 85,959	**$ 474,159**	$ 460,581
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES				
Grain Handling	**$ (35,319)**	$ (35,410)	**$ (150,247)**	$ (143,969)
Crop Production Services	**(26,003)**	(26,748)	**(106,887)**	(112,143)
Livestock Services	**(11,440)**	(9,078)	**(36,556)**	(33,922)
Financial Markets	**(1,073)**	(1,542)	**(3,446)**	(5,217)
Corporate	**(8,467)**	(8,977)	**(36,387)**	(36,593)
	$ (82,302)	$ (81,755)	**$ (333,523)**	$ (331,844)
EBITDA				
Grain Handling	**$ 25,698**	$ 17,363	**$ 98,162**	$ 67,477
Crop Production Services	**(10,197)**	(10,613)	**50,347**	72,856
Livestock Services	**5,696**	3,801	**21,983**	19,771
Financial Markets	**3,092**	2,630	**6,531**	5,226
Corporate	**(8,467)**	(8,977)	**(36,387)**	(36,593)
	$ 15,822	$ 4,204	**$ 140,636**	$ 128,737
DEPRECIATION AND AMORTIZATION				
Grain Handling	**$ (7,549)**	$ (7,037)	**$ (28,200)**	$ (29,411)
Crop Production Services	**(4,539)**	(5,312)	**(18,988)**	(20,516)
Livestock Services	**(1,493)**	(1,064)	**(4,434)**	(4,239)
Financial Markets	**(76)**	(54)	**(314)**	(202)
Corporate	**(2,314)**	(1,566)	**(6,759)**	(6,349)
	$ (15,971)	$ (15,033)	**$ (58,695)**	$ (60,717)
EBIT				
Grain Handling	**$ 18,149**	$ 10,326	**$ 69,962**	$ 38,066
Crop Production Services	**(14,736)**	(15,925)	**31,359**	52,340
Livestock Services	**4,203**	2,737	**17,549**	15,532
Financial Markets	**3,016**	2,576	**6,217**	5,024
Corporate	**(10,781)**	(10,543)	**(43,146)**	(42,942)
	$ (149)	$ (10,829)	**$ 81,941**	$ 68,020
*INTERSEGMENT SALES				
Grain Handling	**$ (8,576)**	$ (8,111)	**$ (35,998)**	$ (29,543)
Crop Production Services	**(3)**	(809)	**(449)**	(819)
	$ (8,579)	$ (8,920)	**$ (36,447)**	$ (30,362)



5. Securitization

At October 31, 2006, grain held for the account of the Canadian Wheat Board is reported net of securitized amounts of $35.3 million (2005 - $36.2 million). The table below summarizes certain cash flows related to the transfer of receivables during the period:

As at October 31, 2006 (in thousands) *(Unaudited)*		
Proceeds from new securitizations	$	38,000
Proceeds from collections not reinvested	$	(2,720)

The net cost of these transactions is included in interest and securitization expenses in the Consolidated Statements of Earnings.

6. Bank and Other Loans

a) ***Renewal of Revolving Facility*** – On February 27, 2006, the Company renewed its revolving facility, which matured February 27, 2006, with a facility expiring February 26, 2007. Apart from a more favourable pricing grid, the financial terms and underlying security are consistent with those described in Note 8 of the October 31, 2005 annual consolidated financial statements. On September 6, 2006, the Company modified this facility with a syndicate of banks on terms substantially the same as those described above, except for extending the term of the facility to November 30, 2009, increasing the seasonal borrowing limit between January 1 and May 31 from $475 million to $525 million and reducing the interest rate to between prime and prime plus 0.90% (subject to the Company's fixed charge ratio).

b) ***Subsidiary Revolving Facility*** –

i) On May 15, 2006, the Company's wholly-owned U.S. subsidiary, Demeter (1993) Inc. ("Demeter"), obtained a new US$8.5 million revolving demand credit facility at floating interest rate of U.S. prime, renewable annually until April 30, 2011. The facility replaced inter-company debt financing previously provided by the Company to Demeter.

ii) XCAN Far East Ltd. ("XCAN"), a wholly-owned Japanese subsidiary of the Company renewed its US$10 million revolving credit facility, discussed in Note 8 of the October 31, 2005 annual consolidated financial statements, for one year expiring March 31, 2007. XCAN temporarily increased this facility to a maximum of US$16.2 million between September 1 and November 30, 2006.

7. Long-Term Debt

a) ***Term B Loan*** – On September 6, 2006, the Company obtained from a consortium of lenders, a US$138 million senior secured institutional term loan ("Term B Loan") maturing September 6, 2013, with a floating interest rate of US LIBOR plus 1.75%, repayable in quarterly instalments of US$345,000 to maturity or in full at any time before maturity without premium. The new Term B Loan will rank *pari passu* with the Company's Term Notes, Series A Notes and Series B Notes, which are secured by specific charges over material fixed assets and a floating charge over all other assets of the Company and its material wholly-owned subsidiaries.

i) US$50 million, repayable in quarterly instalments of US$125,000, was advanced to the Company's wholly-owned subsidiary Agricore United Holdings Inc. to fund the acquisition of the assets of Hi-Pro Feeds (Note 10) and for general corporate purposes. An interest rate swap of US$50 million at a fixed rate of 7.17% with a Schedule I Bank is used to hedge this portion of the floating interest rate component of the Term B Loan.



ii) US$88 million was advanced to the Company and used to repay the Company's $83 million Syndicated Term Loan, described in Note 9 to the October 31, 2005 annual consolidated financial statements, and for general corporate purposes. A cross currency interest rate swap with a Schedule I bank of $97,328,000 is used to hedge the currency risk of this portion of the Term B Loan such that the Company will pay quarterly instalments in Canadian dollars of $243,320 with a floating interest rate of Canadian Banker's Acceptances plus 2.085%.

b) ***Subsidiary Term Debt*** – On October 27, 2006, Demeter finalized its US$2.5 million term facility at floating interest rate of U.S. prime plus 0.5%, repayable in monthly instalments of $30,000, with the balance due on maturity at April 30, 2011. The proceeds of the facility were used to settle inter-company debt financing previously provided by the Company.

c) ***Loss on Settlement of Syndicated Term Loan*** – On September 6, 2006, concurrent with the repayment of the Syndicated Term Loan, the Company terminated the interest rate swap contract used to fix the floating rate component of its Syndicated Term Loan, resulting in a loss on settlement of $2.2 million. Deferred financing costs of $538,000 associated with the Syndicated Term Loan were also written off.

8. Share Capital

The table below summarizes the issued and outstanding Limited Voting Common Shares and securities convertible into Limited Voting Common Shares:

As at October 31 *(Unaudited)*	2006	2005
Issued and outstanding Limited Voting Common Shares	**45,424,993**	45,361,137
Securities convertible into Limited Voting Common Shares:		
9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	**14,000,000**	14,000,000
Series A Convertible Preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,104,369**	1,104,369
Stock options	**1,047,140**	892,586
	61,576,502	61,358,092

As at October 31, 2006, the Company had reserved 188,493 Limited Voting Common Shares (2005 – 343,047) for granting under the Executive Stock Option Plan and 67,872 Limited Voting Common Shares (2005 – 94,774) for granting under the Directors Share Compensation Plan.

Stock options outstanding at October 31, 2006 have a range of exercise prices from $7.10 to $11.50 and a weighted average life of 5.90 years.

For the twelve months ended October 31, 2006 *(Unaudited)*	Number of Options	Weighted Average Exercise Price
Outstanding at the beginning of the period	892,586	$ 9.53
Granted	165,000	7.10
Forfeited	(10,446)	9.70
Outstanding at end of period	1,047,140	$ 9.15
Exercisable at end of period	748,748	$ 9.69



9. Commitments, Contingencies and Guarantees

a) **Letters of Credit** – The Company has provided banking letters of credit to third parties for activities that are inherent in the nature of the agriculture industry. The terms range in duration and expire at various dates from February 2007 to November 2007. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. The outstanding letters of credit as at October 31, 2006 were $22.9 million (2005 - $56.7 million).

b) **Indemnification of Accounts Receivable** – Under the terms of an agreement with a Canadian Schedule I bank (as described in Note 4 of the October 31, 2005 annual consolidated financial statements), the Company indemnifies the bank for 50% of future losses under AU Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. As at October 31, 2006, the Company provided $4.0 million (2005 - $4.1 million) for actual and expected future losses.

   Under the terms of an agreement with a Canadian Schedule I bank (as described in Note 4 of the October 31, 2005 annual consolidated financial statements), the Company indemnifies the bank for credit losses under Unifeed Financial based on the first 20% to 33% of new credit issued on an individual account, depending on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to 5% on the aggregate qualified portfolio balance. As at October 31, 2006, the Company provided $352,000 (2005 - $221,000) for actual and expected future losses.

c) **Loan Guarantees** – The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at October 31, 2006, the current outstanding balance of these guarantees was $3.4 million (2005 - $3.8 million). These guarantees reduce as the underlying loans are repaid and expire between 2009 and 2014.

   The Company is contingently liable under an unsecured guarantee given to a U.S. financial institution which has provided certain financing facilities to Demeter.

10. Business Acquisitions

Effective December 16, 2005, the Company purchased the operating assets and working capital of Mattinson Farm Services Ltd. of Viking, Alberta. Effective February 22, 2006, the Company purchased the remaining 50% interest in its Lloydminster Joint Venture located in Lloydminster, Alberta.

On August 14, 2006, the Company through a wholly-owned subsidiary, completed the acquisition of the assets and working capital of Hi-Pro Feeds, a feed manufacturing business headquartered in Friona, Texas. As the asset purchase has recently been completed, the preliminary purchase price allocation between goodwill and intangible assets will be finalized in a subsequent period.

These acquisitions were accounted for using the purchase method and the results of operations of these businesses are included in the Company's consolidated financial statements from the respective dates of acquisition. The transactions are summarized as follows:



For the twelve months ended October 31, 2006 (in thousands)
(Unaudited)

	Hi-Pro Feeds	Other	Total
Net assets acquired			
Current assets	$ 14,846	$ 1,168	$ 16,014
Property, plant & equipment	29,289	4,458	33,747
Goodwill	11,666	-	11,666
Intangible assets	2,816	-	2,816
Current liabilities	(5,640)	(462)	(6,102)
Total purchase price	52,977	5,164	58,141
Less cash acquired	-	(1,164)	(1,164)
Net cash consideration	$ 52,977	$ 4,000	$ 56,977

11. Accounting Policy Change

Foreign Currency Translation – Effective May 15, 2006, as a result of Demeter obtaining independent financing (see Notes 6(b)), the Company changed its policy of accounting for this subsidiary on a prospective basis from an integrated foreign operation to a self-sustaining foreign operation using the current rate method. Under the current rate method, monetary and non-monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rate while revenues and expenses are translated at the rate of exchange prevailing at the transaction date. Exchange gains and losses arising from the translation of the financial statements of a self-sustaining enterprise are deferred and included in a currency translation account within shareholders' equity.

12. Subsequent Events

a) On November 7, 2006, Saskatchewan Wheat Pool Inc. ("Sask Pool") announced its intention to make an unsolicited offer to exchange all of the Company's outstanding Limited Voting Common Shares and 9% convertible unsecured subordinated debentures (excluding debentures held by U.S. residents) for shares of Sask Pool and to purchase Series A Convertible Preferred shares for $24 per share. On November 9, 2006, the Board of Directors of the Company appointed a Special Committee of independent directors to evaluate the Sask Pool offer to acquire Agricore United. Sask Pool announced on November 28, 2006 that it had commenced mailing of the take-over bid circular relating to the offer to the Company's shareholders and debentureholders. The Special Committee, with the assistance of its financial and legal advisors, will be reviewing all alternatives available to Agricore United in light of the hostile offer, including the alternative of continuing as a stand-alone company.

b) On November 30, 2006, the Company provided notice of its intention to redeem the 9% convertible unsecured subordinated debentures on January 10, 2007. The principal amount outstanding of $105 million will be settled by issuing Limited Voting Common Shares and the outstanding accrued interest will be settled with cash. The number of Limited Voting Common Shares to be issued on the redemption date will be determined by dividing the principal amount by 95% of the volume weighted average trading price of the Company's Limited Voting Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on January 3, 2007.

13. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current year presentation.



RECEIVED

2006 DEC -5 P 2:23

AGRICORE UNITED ADVISES SHAREHOLDERS TO TAKE NO ACTION TO RESPOND TO HOSTILE OFFER FROM SASKATCHEWAN WHEAT POOL

WINNIPEG, MANITOBA--(November 29, 2006) – Agricore United (TSX:AU) today announced that it is reviewing the recently mailed unsolicited share exchange offer from Saskatchewan Wheat Pool Inc. ("Sask Pool") to purchase all the Outstanding Limited Voting Common Shares, Series A Convertible Preferred Shares, and Convertible Unsecured Subordinated Debentures of Agricore United.

Agricore United advises its shareholders and debentureholders that there is no need for them to take any action to respond to the hostile bid at this time and they should not tender any shares until they have received a recommendation by the company's Board of Directors. The offer's current expiry date is January 24, 2007. The Board expects to make its recommendation by mid-December.

The Agricore United Board of Directors has established a Special Committee of independent directors to thoroughly evaluate the offer and to examine a range of strategic alternatives, including continuing as a stand-alone entity. The Special Committee will undertake this review in consultation with its financial advisors, Scotia Capital Inc. and Blair Franklin Capital Partners Inc., and its legal counsel, Davies Ward Phillips and Vineberg LLP.

Based on the recommendations of the Special Committee, the Board of Directors will issue a circular to Agricore United shareholders including a recommendation for the action it believes is in the best interest of shareholders.

Shareholders and owners of debentures are advised not to act upon the Sask Pool offer until they have received and read the Directors' Circular and the related recommendation.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

-30-

CONTACT INFORMATION

Media:
Agricore United
Radean Carter
Communications Coordinator
(204) 944-2238
rcarter@agricoreunited.com

John Lute
Lute & Company
(416) 929 5883
jlute@luteco.com

Investors:
Agricore United
Lori Robidoux
Vice President, Corporate Finance
& Investor Relations
(204) 944-5656
lobidoux@agricoreunited.com

Georgeson (Shareholder Inquiries)
1-866-598-9684
Toll-free in North America

SEC File No. 82-34725


Agricore
United

AGRICORE UNITED HOSTS CONFERENCE CALL ON FOURTH QUARTER RESULTS

WINNIPEG, MANITOBA - (November 29, 2006) - Agricore United (TSX:AU) announced today that it will release its unaudited fourth quarter and 12 month results for fiscal 2006 on Thursday, November 30, 2006. The news release will also be made available on the Company's web site at www.agricoreunited.com.

Media and other interested parties are invited to participate in a conference call with Agricore United's Chief Executive Officer Brian Hayward on Thursday, November 30, 2006 at 10:30 a.m. CST (11:30 a.m. EST). Hayward will provide a summary of the company's results, which will be followed by a question and answer session.

Participants may dial in just before 10:30 a.m. CST at the following number:

1-416-641-6107

Confirmation Number: 3204507
Moderator: Lori Robidoux

The conference call will also be digitally recorded and will be available for re-broadcast until Tuesday, January 2, 2007. To access the playback, call 1-416-695-5800. The Passcode Number for the playback is 3204507.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

-30-

For more information, contact:

Radean Carter
Communications Coordinator
(204) 944-2238
rcarter@agricoreunited.com